November 30, 2007

Mail Stop 4561

Mr. Walt Tatum
Acting Chief Financial Officer
Rhino Outdoor International, Inc.
1191 Center Point Drive
Henderson, NV 89704

Re: Rhino Outdoor International, Inc.
        Form 10-KSB for the year ended December 31, 2006
        Form 10-QSB for the quarter ended March 31, 2007
        File No. 333-62690

Dear Mr. Tatum:

        We have reviewed your response letter dated November 27, 2007 and have the
following additional comments. As previously stated, these comments require
amendment to the referenced filings previously filed with the Commission.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006

General

1.   Please provide the acknowledgements that are requested at the end of this letter
        on the Company's letterhead.

2.   We have read your responses to our comments and await the filing of your Form
        10-KSB and Forms 10-QSB amendments. Upon our review of these
        amendments, we may raise additional comments. Please tell us what
        consideration you gave to the filing of an Item 4.02 Form 8-K.

Controls and Procedures, page 9

3.   The material error detected with respect to the accounting for your acquisition of Rhino Off Roads Industries may indicate one or more material weaknesses in your disclosure controls and procedures. Please tell us how this material error has affected your conclusion regarding the effectiveness of the design and operation of your disclosure controls and procedures. If you still maintain that your disclosure controls and procedures were operating effectively as of December 31, 2006, revise to disclose in reasonable detail the basis for your conclusion that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. Please make conforming changes to the relevant Forms 10-QSB amendments.

                                        *   *   *   *

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant